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                               September 9, 2022

       Michel Brousset
       Chief Executive Officer
       Waldencast plc
       10 Bank Street, Suite 560
       White Plains, New York 10606

                                                        Re: Waldencast plc
                                                            Registration
Statement on Form F-1
                                                            Filed August 24,
2022
                                                            File No. 333-267053

       Dear Mr. Brousset:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. For each of the shares, warrants and shares underlying warrants being registered for resale, disclose the
price that the selling securityholders paid for such shares, warrants and warrants overlying such
shares.
   2. Although we note the separate disclosure, revise the cover page to disclose the exercise prices of the warrants
compared to the market price of the underlying ordinary shares. We note the disclosure on
the cover page of the likelihood that warrant holders will not exercise their warrants
because the warrants are out the money. Provide similar disclosure in the prospectus
summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on
 Michel Brousset
FirstName
WaldencastLastNameMichel Brousset
           plc
Comapany 9,
September NameWaldencast
             2022        plc
September
Page 2    9, 2022 Page 2
FirstName LastName
         the ability of your company to fund your operations on a prospective basis with your current cash on hand.
3. We note the significant number of redemptions of your Class A ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A ordinary shares.
         Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares. Risk Factors, page 9

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Overview, page 100

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Cedarwalk Skincare, a beneficial owner of 32.66% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the ordinary shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, investors in the Forward Purchase Agreements and other selling securityholders acquired their shares and warrants, and the price that the public
 Michel Brousset
Waldencast plc
September 9, 2022
Page 3
      securityholders acquired their shares and warrants. Disclose that while the
      Sponsor, private placement investors, PIPE investors, investors in the Forward Purchase
      Agreements and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
8. Please revise to update your disclosures to reflect that the Business Combination has closed. For instance, and without limitation, please revise the summary and risk factors to address Waldencast plc, rather than the separate companies, as indicated in the introductions on pages 9 and 57. You can revise individual risk factors to the extent they only apply to a particular subsidiary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any questions.



                                                            Sincerely,
FirstName LastNameMichel Brousset
                                                            Division of
Corporation Finance
Comapany NameWaldencast plc
                                                            Office of Life
Sciences
September 9, 2022 Page 3
cc:       Maxim Mayer-Cesiano
FirstName LastName